UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ____)*

ATLANTIS BUSINESS DEVELOPMENT CORP.

(Name of Issuer)

Common

(Title of Class of Securities)

04914P 10 1

(Cusip Number)

Christopher M> Dubeau

19502 W. Country Club Drive

PH13

Aventura, FL 33180

(305) 937-7776

(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)

June 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 189 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

1.    Names of Reporting Persons.

Christopher M. Dubeau

        I.R.S. Identification Nos. of above persons (entities only).

2.    Check the Appropriate Box if a Member of a Group.

    a.

    b.

3.    SEC Use Only

4.    Source of Funds (See Instructions)

            SC - Subject Company

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization.

Aventura, Florida, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 19,000,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 19,000,000
10. Shared Dispositive Power: 0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:  19,000,000

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.    Percent of Class Represented by Amount in Row (11):  76.7%

14.    Type of Reporting Person (See Instructions):  IN - Individual

Item 1.  Security and Issuer

Common Stock of Atlantis Business Development Corporation, 54 Broad Street, Suite 200B, Red Bank, New Jersey, 07701

Item 2.  Identity and Background

(a)	Name; - Christopher M. Dubeau
(b)	Residence or business address; 19501 W. Country Club Drive, PH13, Aventura, FL 33180
(c)	Mr. Dubeau is presently a director of Atlantis Business Development Corporation, 54 Broad Street, Suite 200B, Red Bank, NJ 07701.
(d)	N/A
(e)	N/A
(f)	Citizenship. United States

Item 3.  Source and Amount of Funds or Other Consideration

On June 4, 2004, Mr. Dubeau, as President and sole shareholder of E-Direct and E-Direct, Inc., entered into a Purchase and Sale Agreement (the "Agreement") with Atlantis Business Development Corp. ("ABDC").  Under the Agreement, ABDC issued 19,000,000 shares of its common stock to Mr. Dubeau in exchange for control of and all assets of E-Direct and E-Direct, Inc.

Item 4.  Purpose of Transaction

Mr. Dubeau acquired the stock of the issuer pursuant to Item 3 above.

Item 5.  Interest in Securities of the Issuer

(a) Christopher M. Dubeau owns 19,000,000 shares, 79.7% of the issued and outstanding shares of common stock of Atlantis Business Development Corp,

(b) Mr. Dubeau has sole voting power for all 19,000,000 shares of common stock, as well as sole power to dispose of or to direct the disposition of the share.

(c) N/A

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported hereunder.

(e)     N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 23, 2004

Signature:    /s/ Chris Dubeau

Name:    Chris Dubeau

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided that a power of attorney for this purpose which is which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)